

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 13, 2007

E. Livingston B. Haskell
General Corporate Counsel
Lumber Liquidators, Inc.
3000 John Deere Road
Toano, VA 23168

> **Re: Lumber Liquidators, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 30, 2007**
> **File No. 333-142309**

Dear Mr. Haskell:

We have reviewed your filing and have the following comments.

Prospectus Summary, page 1

1. We note your response to comment 8 in our letter dated May 18, 2007. However, it is still unclear how much total compensation or other remuneration that each of your directors, executive officers and key employees, including Kevin Sullivan, received over the past three years or will receive from the company. Since some of these transactions resulted in a stockholder's deficit, please disclose as previously requested:

   - cash distributions over the past three years; and
   - any proceeds of this offering.

2. The third paragraph on page 1 and the information on page 21 is confusing. Please disclose why you distributed cash to Tom Sullivan and declared a stock split; i.e., what is the connection to the sale of preferred stock to TA Associates? Briefly disclose your relationship to TA Associates.

3. As requested in comment 9 in our letter dated May 18, 2007, disclose that you will be considered a "controlled" company under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees. We would not object if you provided the disclosure in your response in the prospectus.

Critical Accounting Policies and Estimates, page 48

4. We have reviewed your response to comment 15 in our letter dated May 18, 2007. Please revise your disclosure to clarify your view that any reasonably likely changes that may occur in your assumptions used to determine your allowance for anticipated sales returns and your reserve for loss or obsolescence are not expected to have a material impact on your financial condition or operating performance.

Management, page 72

Compensation Discussion and Analysis, page 78

5. We note your response to comment 19 in our letter dated May 18, 2007. Since you intend to engage in benchmarking, please disclose the peer group companies in these studies.

Annual Cash Bonus Awards, page 80

6. We note your response to comment 21 in our letter dated May 18, 2007 that you believe disclosure of the 2006 performance target amounts based on audited earnings before income taxes, cash bonuses and non-cash stock compensation would result in competitive harm. Please provide us your analysis that demonstrates that this disclosure could cause competitive harm based on your particular facts and circumstances.

Registration Rights Agreement, page 90

7. We have reviewed your response to comment 26 in our letter dated May 18, 2007. Please revise your disclosure to clarify that the Registration Rights Agreement does not include a liquidated damages clause and provides no penalty for liquidated damages.

Note 10. Net Income Per Common Share, page F-18

8. We have reviewed your response to comment 33 in our letter dated May 18, 2007. It remains unclear to us why you have equity instruments that are anti-dilutive. It appears from your disclosures in Note 7 that your options were granted with an exercise price that was equal to the fair value of your common stock at the time of grant. Please clarify how you have determined that these instruments are "out of the money." In addition, please revise to disclose the number of antidilutive shares that were excluded from diluted EPS. Reference paragraph 40c of SFAS 128.

Note 12. Commitments and Contingencies, page F-19

9. We note from your revised disclosures in response to comment 34 in our letter dated May 18, 2007 that you believe there is a possibility that a material loss may be incurred from the Clifford Wayne Bassett matter and the Former Executive matter. Please revise to clarify if you believe this is a "reasonable" possibility. Reference SFAS 5.

Note 4. Net Income Per Common Share, page F-26

10. Please revise to disclose why your calculation for diluted weighted average common shares does not include shares from your Warrant Plan. Please also disclose the number of antidilutive shares that were excluded from diluted EPS and why these shares were excluded.

As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Jeffrey D. Karpf, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        One Liberty Plaza
        New York, NY 10006